UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                         NET 1 UEPS TECHNOLOGIES, INC.
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                              (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
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                        (Title of Class of Securities)


                                   64107N107
                   ----------------------------------------
                                (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           / / Rule 13d1(b)

           / / Rule 13d1(c)

           /x/ Rule 13d1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..............64107N107
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1.  Name of Reporting Persons. SERGE BELAMANT I.R.S. Identification Nos. of
    above persons (entities only).

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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)

    (a)  Joint Filing

    (b)
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3.  SEC Use Only

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4.  Citizenship or Place of Organization   France
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Number of Shares   5.   Sole Voting Power    22,614,249
Beneficially
Owned by Each      ------------------------------------------------------------
Reporting Person
With:
                   6.   Shared Voting Power    None
                   ------------------------------------------------------------

                   7. Sole Dispositive Power 22,614,249

                    -----------------------------------------------------------
                   8.   Shared Dispositive Power   None

                   ------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person 20,614,249

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) .................................

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11. Percent of Class epresented by Amount in Row (9) 16.1%

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12. Type of Reporting Person (See Instructions) IN

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

CUSIP No.        .......................64107N107
-------------------------------------------------------------------------------


1.  Name of Reporting Persons. NET 1 HOLDINGS S.AR.L.
    I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)

    (a)   Joint Filing
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    (b)
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3.  SEC Use Only
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4.  Citizenship or Place of Organization   Luxembourg
 ------------------------------------------------------------------------------

Number of Shares   5.   Sole Voting Power    8,520,578 (see note 1)
Beneficially
Owned by Each      ------------------------------------------------------------
Reporting Person
With:              6.   Shared Voting Power    None

                   ------------------------------------------------------------

                   7.   Sole Dispositive Power    8,520,578 (see note 1)
                   ------------------------------------------------------------

                   8.   Shared Dispositive Power   None

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9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,520,578

-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9) 6.7%

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12. Type of Reporting Person (See Instructions) CO
-------------------------------------------------------------------------------

Note 1. Serge Belamant is the chief executive officer of Net 1 Holdings S.ar.l. and in such capacity has sole voting rights and dispositive power with respect to all of the shares of common stock of Net 1 UEPS Technologies, Inc. held by Net 1 Holdings S.ar.l.

         This Statement on Schedule 13G relates to Common Stock, par value $0.001 per share ("Common Stock"), of Net 1 UEPS Technologies, Inc. (the "Issuer"). The Reporting Persons are the beneficial owners of the Common Stock reported herein.

Item 1...

         The name of the Issuer is Net 1 UEPS Technologies, Inc. The address of the Issuer's principal executive office is 4th Floor, North Wing, President Place, Cnr Jan Smuts Avenue & Bolton Road, Rosebank, Johannesburg, South Africa.

Item 2.

         This Schedule 13G is being filed on behalf of:

         (i) Serge Belamant, a citizen of France; and

         (ii) Net 1 Holdings S.ar.l., a Luxembourg company.

         The address of Dr. Belamant's principal business office is 4th Floor, North Wing, President Place, Cnr Jan Smuts Avenue & Bolton Road, Rosebank, Johannesburg, South Africa. The address of Net 1 Holdings S.ar.l.'s principal executive office is No. 6, rue Jean Monnet, L2180, Luxembourg.

         This Schedule 13G relates to shares of the Common Stock, par value $0.001 per share, of the Issuer.

         The CUSIP Number of the Issuer is 64107N107.

Item 3. If this statement is filed pursuant to ss.ss.240.13d1(b) or 240.13d2(b) or (c), check whether the person filing is a:

         Not Applicable.

Item 4.  Ownership.

     Net 1 Holdings S.ar.l. holds 8,520,578 shares of the Common Stock directly, representing 6.7% of the aggregate number of shares of Common Stock outstanding. Dr. Belamant is the beneficial owner of a total of 22,614,249 shares of the Common Stock, representing 14.6% of the aggregate number of shares of the Common Stock, assuming that Dr. Belamant converted all 11,520,578 shares of Special Convertible Preferred Stock of the Issuer he holds into Common Stock and exercised all of his options to acquire Common Stock pursuant to a stock incentive plan of the issuer and that no other holder converted its shares of Special Convertible Preferred Stock and no other person exercised options under the plan. Dr. Belamant is the beneficial owner of 8,520,578 shares of the Common Stock held by Net 1 Holdings S.ar.l. because he has the right to vote and direct the disposition of these shares in his capacity as Chief Executive Officer of Net 1 Holdings S.ar.l. Dr. Belamant is the beneficial owner of 11,593,671 shares of the Common Stock because he has the right to convert at any time any or all of the 11,593,671 shares of Special Convertible Preferred Stock of the Issuer, held on his behalf through a trust structure necessitated by South African exchange controls into an equal number of shares of Common Stock. The Special Convertible Preferred Stock has voting rights equivalent to those of the Common Stock and votes together with the Common Stock as a single class. Dr. Belamant has the right to vote and direct the disposition of the shares of Special Convertible Preferred Stock held on his behalf. Dr. Belamant is the beneficial owner of 2,500,000 shares of Common Stock because he has options to acquire such stock pursuant to stock incentive plan of the issuer. The options to acquire 2,000,000 shares of Common Stock were issued on June 7, 2004 and are exercisable in five equal annual installments starting on June 7, 2004. These options do not have an exercise price and expire on June 7, 2014. Additional options to acquire 500,000 shares of Common Stock were issued on June 7, 2004 and vest in five equal annual installments starting on June 7, 2005. These options have an exercise price of $0.50 per share and expire on June 7, 2015.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: August 16, 2004

                                          /s/ Serge Belamant
                                        ------------------------------------
                                        Name: Serge Belamant



                                        NET 1 HOLDINGS S.AR.L



                                        By: /s/ Serge Belamant
                                        --------------------------------------
                                        Name: Serge Belamant
                                        Title:  Chief Executive Officer

                                 EXHIBIT INDEX



Exhibit                          Description                     Sequentially
Number                                                           Numbered Page
-------                                                          -------------

  1    Joint Filing Agreement dated August 16, 2004, of the Reporting Persons

..


                           EXHIBIT 1 TO SCHEDULE 13G

                            JOINT FILING AGREEMENT



         Each of the undersigned hereby agrees and consents that the Schedule 13G filed herewith (this "Schedule 13G") by Serge Belamant is filed on behalf of each of them pursuant to the authorization of each of them to Serge Belamant to make such filing and that such Schedule 13G is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.

     Dated: August 16, 2004



                                           /s/ Serge Belamant
                                           ------------------------------------


                                           NET 1 HOLDINGS S.AR.L.

                                          By: /s/ Serge Belamant
                                          -------------------------------------
                                          Name: Serge Belamant
                                          Title: Chief Executive Officer